                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One):

  X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE --- ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE --- ACT OF 1934

            For the transition period from __________ to ___________

                         Commission file number 1-13782

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Westinghouse Air Brake Technologies Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.

                 Westinghouse Air Brake Technologies Corporation
                              1001 Air Brake Avenue
                              Wilmerding, PA 15148

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN

Form 11-K Annual Report Pursuant To Section 15(D) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2002

          WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN

                           ANNUAL REPORT ON FORM 11-K

                           DECEMBER 31, 2002 AND 2001

                                TABLE OF CONTENTS

                                                                                PAGE
                                                                                ----
                Report of Independent Auditors                                    1

                Statements of Net Assets Available for Benefits,
                   December 31, 2002 and 2001                                     2

                Statements of Changes in Net Assets Available for
                   Benefits for the Years Ended December 31, 2002 and
                   2001                                                           3

                Notes to Financial Statements                                     4


REPORT OF INDEPENDENT AUDITORS

To the Westinghouse Air Brake Technologies Corporation Savings Plan and
Participants:

We have audited the accompanying statements of net assets available for benefits of the Westinghouse Air Brake Technologies Corporation Savings Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

                                                  /s/ Ernst & Young LLP

June 6, 2003

          WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                               December 31,
                                                        2002                 2001
                                                    ------------        ------------

Investments in Master Trust, at market value        $ 93,207,285        $ 97,729,052


Employee contributions receivable                        378,461             295,520


Employer contributions receivable                      2,708,635           3,154,745


Participant loans                                      2,379,878           2,516,764
                                                    ------------        ------------

Net assets available for benefits                   $ 98,674,259        $103,696,081
                                                    ============        ============


















   The accompanying notes are an integral part of these financial statements.

          WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                   Years ended  December 31,
                                                                   2002                  2001
                                                              -------------         -------------

Net assets available for benefits, beginning of year          $ 103,696,081         $ 105,124,834
                                                              -------------         -------------
Increases:
   Employee contributions                                         5,769,728             6,490,809
   Employer contributions                                         4,222,729             7,530,872
   Transfer in from other plans and employee rollovers           11,200,268             1,929,891

   Investment income:
        Interest and dividends                                    2,202,490             2,657,140
                                                              -------------         -------------

Total increases                                                  23,395,215            18,608,712
                                                              -------------         -------------

Decreases:
   Benefit payments                                              14,195,674             6,933,916
   Net depreciation in fair value of investments                 14,207,091            13,086,158
   Administrative expenses                                           14,272                17,391
                                                              -------------         -------------

Total decreases                                                  28,417,037            20,037,465
                                                              -------------         -------------

Net decrease                                                     (5,021,822)           (1,428,753)
                                                              -------------         -------------

Net assets available for benefits, end of year                $  98,674,259         $ 103,696,081
                                                              =============         =============








   The accompanying notes are an integral part of these financial statements.

          WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF PLAN:

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document and Summary Plan Description for more complete information.

General

The Westinghouse Air Brake Technologies Corporation Savings Plan (the Plan), effective March 9, 1990, amended and restated effective January 1, 1997, is a contributory plan intended to comply with the provisions of Sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC). All salaried nonbargaining employees of Westinghouse Air Brake Technologies Corporation and its subsidiaries (the Company) are eligible to participate upon their hire date. Collective bargaining employees in Wilmerding and Greensburg are eligible to participate in the Plan, but are not eligible for employer matching contributions.

Contributions

Participants may contribute, through payroll deductions, employee elective contributions from 1% to 20% of their compensation, limited to $11,000 in 2002. In addition, participants may contribute employee after-tax contributions from 1% to 20% of their compensation in 2002. Employee contributions were limited to contributions up to 16% of their compensation in 2001.

Participant total annual contributions may not exceed the contribution limits under Section 415(c) of the IRC. In addition, the combination of an employee's elective contribution and after-tax contribution could not exceed 20% and 16% of his/her compensation in 2002 and 2001, respectively.

The Company makes an annual contribution of 3% of a nonbargaining participant's eligible compensation, as long as the Company employs the participant at December 31. In addition, the Company makes a matching contribution of up to 3% of the nonbargaining participant's contributions.

Withdrawals

Participants may make the following types of withdrawals:

   In-Service Withdrawals--A participant may withdraw any amount of the vested portion of his/her employer matching account, employer after-tax account, and rollover accounts once in any six-month period. Once a participant has reached age 59-1/2, he/she can withdraw any portion of his/her employee elective account.

   Hardship Withdrawals--In the case of hardship, as defined in the plan document, the participant can receive 100% of his/her employee elective account. Hardship withdrawals are limited to once every plan year. Employee contributions cannot be made to the Plan for a period of six months following the hardship withdrawal.

Loans

Participants may receive loans from the Plan. At no time shall the loans of the participant exceed the lesser of 50% of the value of the participant's vested balance of his/her accounts, reduced by any outstanding loan balance or $50,000. The loans bear interest based on prevailing commercial rates as determined quarterly by the plan administrator. The interest rates on participant loans range from 5.25% to 10.5%.

Vesting

Employee contributions are at all times 100% vested and nonforfeitable. Plan participants become 100% vested in employer contributions after three years of service as described in the Summary Plan Description.

Transfer In from Other Plans

In 2002, assets allocated to plan participants who were previously part of the Wabtec Corporation Employee Stock Ownership Plan were transferred into the Westinghouse Air Brake Technologies Corporation Savings Plan. In 2001, salaried participants who were previously part of the Motive Power Industries, Incorporated Savings Plan, the Technical Service & Marketing Profit Sharing 401(k) and the Comet Industries, Incorporated 401(k) Savings Plan were transferred into the Westinghouse Air Brake Technologies Corporation Savings Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting. Expenses incurred by the plan administrator, investment manager and trustee for their services and costs in administering the Plan are paid directly by the Company.

Investments

Investments are valued at their market values based on published quotes.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Reclassifications

Certain amounts in the financial statements for prior years have been reclassified to conform to statement presentation for the current year. These reclassifications have no effect on net assets available for benefits.

3. INVESTMENTS

Principles of Presentation

The net assets of the Plan are held in a Master Trust (Trust). The Trust consists of the following plans at December 31, 2002:

-        Westinghouse Air Brake Technologies Corporation Savings Plan
-        Westinghouse Air Brake Technologies Corporation Supplemental Plan

The Statements of net assets available for benefits present the assets held in the Trust for the benefit of the Plan's participants. Each of the plans shares pro rata in the commonly held investment of the Trust. Investment income and realized and unrealized appreciation (depreciation) in the fair value of investments are allocated to the Plan based upon the relationship of net assets of the Plan at the beginning of the reportable period to total net assets of the Trust. Cash and accrued income are allocated to the Plan based on the relationship of the Plan's investments to total investments. The Plan's net assets represent 96% of the net assets of the Master Trust.

At December 31, 2002 and 2001 investments in the Master Trust are as follows:

                                                                     December 31
                                                              2002                 2001
                                                          ------------        ------------

Market value as determined by quoted market price:

   Corporate common stock                                 $ 12,006,698        $  3,318,104
   Mutual funds                                             83,241,984          95,238,902
   Participant loans                                         2,379,878           2,516,764
                                                          ------------        ------------
   Total investments in Master Trust                      $ 97,628,560        $101,073,770
                                                          ============        ============

For the years ended December 31, 2002 and 2001, investment income for the Master Trust is as follows:

                                                                           Years ended December 31
                                                                         2002                  2001
                                                                     ------------         ------------
Net appreciation (depreciation) in fair value of investments:
  Corporate common stock                                             $  1,139,109         $    217,504
  Mutual funds                                                        (15,724,925)         (13,192,906)
                                                                     ------------         ------------
                                                                      (14,585,816)         (12,975,402)

  Interest & dividends                                                  2,249,717            2,674,114
                                                                     ------------         ------------

  Total investment loss                                              $(12,336,099)        $(10,301,288)
                                                                     ============         ============

Investment Options

The trustee of the investments is Fidelity Management Trust Company (Fidelity) per the Trust Agreement dated June 21, 1990. Fidelity maintains the investments and provides record-keeping functions for the Plan. Each participant's account, at the discretion of the participant, may be invested in a variety of funds.

4. PLAN TERMINATION:

In the event the Plan is terminated, the Company will direct either (a) that the investment manager and trustee continue to hold the participants' accounts in accordance with the Plan, or (b) that the investment manager and trustee immediately distribute to each participant all amounts in the participant's account in a single lump-sum payment.

5. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 27, 2002, stating that the Plan is qualified under Section 410 (a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6. SUBSEQUENT EVENT

Effective January 1, 2003, Service Center hourly employees, who were participants in the Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees (the Hourly Plan), were transferred into the Plan. Assets of $496,490, representing these participants' accounts, were transferred into the Plan from the Hourly Plan.

                                    SIGNATURE

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Westinghouse Air Brake Technologies Corporation

                              By /s/ Scott E. Wahlstrom
                              -------------------------
                              Scott E. Wahlstrom
                              Vice President, Human Resources and
                              Plan Administrator of the Westinghouse Air
                              Brake Technologies Corporation Savings Plan

June 29, 2003

                                  CERTIFICATION

         Pursuant to 18 U.S.C. ss. 1350, the undersigned officers of the Westinghouse Air Brake Technologies Corporation Savings Plan (the "Plan"), hereby certify, to the best of their knowledge, that the Plan's Annual Report on Form 11-K for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

                          By:         /s/ GREGORY T. H. DAVIES
                                      -----------------------------------------
                                          Gregory T. H. Davies
                                          President & Chief Executive Officer

                          Date:           June 29, 2003


                          By:         /s/ SCOTT E. WAHLSTROM
                                      -----------------------------------------
                                          Scott E. Wahlstrom
                                          Vice President, Human Resources and
                                          Plan Administrator of the Westinghouse
                                          Air Brake Technologies Corporation
                                          Savings Plan


                          Date:           June 29, 2003